PROPERTYCLUB, INC.
Statement of Comprehensive Income
(Unaudited)

	For the Period January 2, 2018 (Inception) to December 31, 2018
Revenue	$ -
Expenses:	
Product design and development	38,850
Marketing and sales	7,868
General and administrative	19,863
Professional services	3,791
Total expenses	70,372
Net loss	$ (70,372)